ЯP 2/26

13012104

SEC
Mail Processing
Section
FEB 25 2013
Washington DC
402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47683

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kyson & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 E. Santa Clara Street, #F
(No. and Street)

Arcadia (City) CA (State) 91006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kao Sheng Lin 626-821-9816
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road, (Address) Los Angeles (City) CA (State) 90027 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/7/13

OATH OR AFFIRMATION

I, Kao Sheng Lin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kyson & Company, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

C.F.O.

Title

Notary Public

STEPHANIE VIANA MANSO
Commission # 1982994
Notary Public - California
Los Angeles County
My Comm. Expires Jun 23, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kyson & Co.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2012

Contents

PART I

Report of Independent Auditor 1-2
Statement of Financial Condition 3
Statement of Income (Loss) 4
Statement of Changes in Stockholders' Equity 5
Statement of Changes in Financial Condition 6
Notes to Financial Statements 7-9

SCHEDULES

Schedule I - Computation of Net Capital Requirements Pursuant to Rule 15c3-1 10

Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 11

Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3 12

PART II

Report on Internal Control 13-14

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Auditor

Board of Directors
Kyson & Co.
Arcadia, California

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Kyson & Co. as of December 31, 2012 and related statements of income, changes in stockholders' equity, and changes in financial condition for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of Kyson & Co.'s management

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Board of Directors
Kyson & Co.
Page 2

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kyson & Co. as of December 31, 2012, and the results of its operations and its changes in financial position for the year ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, CA
February 2, 2013

Kyson & Co.
Statement of Financial Condition
December 31, 2012

Assets

Cash		$ 5,313
Clearing broker deposit		50,000
Commissions receivable		8,668
Property and Equipment, at cost, net of accumulated depreciation of $29,752		1,790
Rent Deposit		1,555
Petty cash		98
Total Assets		$ 67,424

Liabilities and Stockholders' Equity

Liabilities		
Accrued expenses		$ 7,857
Brokers' fees payable		377
Total Liabilities		8,234
Stockholders' Equity		
Common stock, $1 par value, 1,000,000 shares authorized; 185,000 shares issued and outstanding	$185,000	
Paid-in capital	11,750	
Retained earnings (deficit)	(137,560)	59,190
Total Liabilities and Stockholders' Equity		$ 67,424

See accompanying notes to financial statements

Kyson & Co.
Statement of Income (Loss)
For Year Ended December 31, 2012

Revenues	
Commissions and fees	$ 160,675
Interest income	1,985
Other income (loss)	(8,136)
Total Revenues	154,524
Direct Costs	
Quote services	21,726
Commission expense	16,832
Ticket clearing charges	62,320
Total Direct Costs	100,878
Gross Profit	53,646
Expenses	
Depreciation	1,243
Insurance	1,765
Office expense	8,330
Professional fees	4,542
Regulatory fees	1,588
Rent	20,770
Salaries and payroll taxes	48,643
Telephone	10,418
Utilities	3,679
All other expenses	2,869
Total Expenses	103,847
Income(loss) before provision for income taxes	(50,201)
Income tax provision	800
Net Income (loss)	$ (51,001)

See accompanying notes to financial statements

Kyson & Co.
Statement of Changes in Stockholders' Equity
For Year Ended December 31, 2012

	Common Stock Shares	Common Stock	Treasury Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2011	140,000	$140,000	$(35,000)	$50,700	$ (86,559)	$ 69,141
Capital Contribution		45,000	35,000	(38,950)		$ 41,050
Net Income (loss)					(51,001)	(51,001)
Distribution					-	-
Balance, December 31, 2012	140,000	$185,000	$ -	$11,750	$(137,560)	$ 59,190

See accompanying notes to financial statements

Kyson & Co.
Statement of Changes in Financial Condition
For Year Ended December 31, 2012

Cash Flows from Operating Activities:	
Net income (loss)	$(51,001)
Depreciation and amortization	1,243
Changes in operating assets and liabilities:	
Petty cash	227
Commissions receivable	(6,357)
Accounts payable	4,085
Commissions payable	(2,463)
Security deposit	3,511
Net Cash Provided (used) by Operating Activities	(50,755)
Cash Flows for Investing Activities:	
Proceeds from sale of long-term investments	-
Purchase of equipment	(1,300)
Cash Flows for Investing Activities	(1,300)
Cash Flows From Financing Activities:	-
Common stock issued	41,050
Cash Flows from Financing Activities	41,050
Net increase in cash	(11,005)
Cash - beginning of the year	16,318
Cash - December 31, 2012	$ 5,313
Supplemental Cash Flow Information	
Cash paid for interest	$ -
Cash paid for income tax	$ 800

See accompanying notes to financial statements

Kyson & Co.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2012

A computation of reserve requirement is not applicable to Kyson & Co. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Kyson & Co.
Schedule III – Information Relating to Possesion or Control Requirements under Rule 15c3-3
As of December 31, 2012

Information relating to possession or control requirements is not applicable to Kyson & Co. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net
PCAOB # 3621

Part II
Report on Internal Control Required by SEC Rule 17a-5(g) (1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Kyson & Co.
Arcadia, California

In planning and performing my audit of the financial statements of Kyson & Co. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 2, 2013

Kyson & Co.
Schedule I - Computation of Net Capital Requirements Pursuant to Rule 15c3-1
December 31, 2012

Computation of Net Capital	
Total stockholders' equity from statement of financial condition	$ 59,190
Nonallowable assets:	
Property and Equipment, net of accumulated depreciation	(1,790)
Rent Deposit	(1,555)
Petty cash	(98)
Net Capital	$ 55,747
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$ 549
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Capital	$ 50,747
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 54,924
Computation of Aggregate Indebtedness	
Total liabilities	$ 8,234
Aggregate indebtedness to net capital	0.15

Reconciliation
The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital Per Company's Computation	$ 55,805
Variance	
Increase in cash account	(59)
Rounding	1
Net Capital Per Audited Report	$ 55,747

See accompanying notes to financial statements